Exhibit 99.2

Appointment of Proxyholder
I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, President and Chief Executive Officer, or
Print the name of the person you wish to appoint if this person is someone other than the persons listed above as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) on all the following matters and any other matter that may properly be brought before the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.
.CARY, NC 2
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.
1. Election of Directors FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 6. Ghyslain Rivard
qq
qq
555.
2. Robert Comeau 7. Jeffrey Rutherford
3. Fredrick DiSanto 8. C. Lee Thomas
4. Lucie Martel 9. Pierre Turcotte
5. Paul Raymond

Form of Proxy – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 18, 2019 (the “Meeting”)
This form of proxy is solicited by and on behalf of management.
Notes
1. Every shareholder has the right to appoint some other person or company of its choice, who need not be a shareholder, to attend and act on its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the shares are registered in the name of more than one shareholder (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this form of proxy. If you are voting on behalf of a company or another individual, you must sign this form of proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority.
3. This form of proxy should be signed in the same manner as the name(s) appear(s) on the form.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed by management.
5. The shares’ voting rights represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.
6. The proxyholder will exercise the shares’ voting rights represented by this proxy by voting “for”, “against” or “withhold” for each of the matters described herein, as applicable, in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly.
7. This form of proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof.
8. This form of proxy should be read in conjunction with the documentation prepared by management.
All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 16, 2019.
How to Vote
VOTE USING THE INTERNET OR BY TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET
Go to www.astvotemyproxy.com
Cast your vote online
View Meeting documents
TELEPHONE
Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and follow the voice instructions
To vote using your smartphone, please scan this QR Code:
To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy.
MAIL, FAX or EMAIL
Complete and return your signed proxy in the envelope provided or send to:
AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1
You may alternatively fax your form of proxy to 1-866-781-3111 (toll free in Canada and the United States) or +1-416-368-2502 or scan and email your form of proxy to proxyvote@astfinancial.com.
If you wish to receive documents from the Company electronically in the future, please visit https://ca.astfinancial.com/InvestorServices/edelivery?lang=en to enroll.
Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this form of proxy.

Appointment of Proxyholder
I/We, being holder(s) of Class B multiple voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, President and Chief Executive Officer, or
Print the name of the person you wish to appoint if this person is someone other than the persons listed above as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) on all the following matters and any other matter that may properly be brought before the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.
.CARY, NC 2
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.
1. Election of Directors FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 6. Ghyslain Rivard
qq
qq
555.
2. Robert Comeau 7. Jeffrey Rutherford
3. Fredrick DiSanto 8. C. Lee Thomas
4. Lucie Martel 9. Pierre Turcotte
5. Paul Raymond

Form of Proxy – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 18, 2019 (the “Meeting”)
This form of proxy is solicited by and on behalf of management.
Notes
1. Every shareholder has the right to appoint some other person or company of its choice, who need not be a shareholder, to attend and act on its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the shares are registered in the name of more than one shareholder (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this form of proxy. If you are voting on behalf of a company or another individual, you must sign this form of proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority.
3. This form of proxy should be signed in the exact same manner as the name(s) appear(s) on the form.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed by management.
5. The shares’ voting rights represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.
6. The proxyholder will exercise the shares’ voting rights represented by this proxy by voting “for”, “against” or “withhold” for each of the matters described herein, as applicable, in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly.
7. This form of proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof.
8. This form of proxy should be read in conjunction with the documentation prepared by management.
All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 16, 2019.
How to Vote
VOTE USING THE INTERNET OR BY TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET
Go to www.astvotemyproxy.com
Cast your vote online
View Meeting documents
TELEPHONE
Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and follow the voice instructions
To vote using your smartphone, please scan this QR Code:
To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy.
MAIL, FAX or EMAIL
Complete and return your signed proxy in the envelope provided or send to:
AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1
You may alternatively fax your form of proxy to 1-866-781-3111 (toll free in Canada and the United States) or +1-416-368-2502 or scan and email your form of proxy to proxyvote@astfinancial.com.
If you wish to receive documents from the Company electronically in the future, please visit https://ca.astfinancial.com/InvestorServices/edelivery?lang=en to enroll.
Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this form of proxy.

Appointee
I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, President and Chief Executive Officer, or
To attend the meeting or to appoint someone to attend it on your behalf, please print your name or the name of such other person here as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) on all the following matters and any other matter that may properly be brought before the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint James’s Club, in the Saint-Denis Room, at 1145 Union Avenue, Montréal, Québec, H3B 3C2, on Wednesday, September 18, 2019 at 10:00 a.m. (Eastern Daylight Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.
1. Election of Directors FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 6. Ghyslain Rivard
qq
qq
555.
2. Robert Comeau 7. Jeffrey Rutherford
3. Fredrick DiSanto 8. C. Lee Thomas
4. Lucie Martel 9. Pierre Turcotte
5. Paul Raymond

Voting Instruction Form (“VIF”) – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 18, 2019 (the “Meeting”)
1. We are sending you the enclosed proxy-related materials relating to a meeting of the shareholders of the series or class of shares that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your shares can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting your shares on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for your shares to be voted at the Meeting, it is necessary for us to receive your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose on this VIF. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to vote on all matters that are presented at the Meeting, even if those matters are not set out in this VIF or in the management information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the registered representative who services your account or AST Trust Company (Canada) by telephone at 1-800-387-0825 or by email at inquiries@astfinancial.com.
4. This VIF should be signed in the exact same manner as your name appears on the VIF. If voting instructions are given on behalf of an entity set out the full legal name of the entity, the name and position of the person giving voting instructions on behalf of the entity and the address for service of the entity.
5. If this VIF is not dated, it will be deemed to bear the date on which it was mailed by management.
6. When properly signed and delivered, shares represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the shares to be made as recommended in the documentation provided by management for the Meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, the shares represented by this VIF.
10. If you have any questions regarding the enclosed documents, please contact the registered representative who services your account or AST Trust Company (Canada) at 1-800-387-0825 or by email at inquiries@astfinancial.com.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by management.
All VIFs must be received by 10:00 a.m. (Eastern Daylight Time) on September 16, 2019.
How to Vote
VOTE USING THE INTERNET OR BY TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET
Go to www.astvotemyproxy.com
Cast your vote online
View Meeting documents
TELEPHONE
Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and follow the voice instructions
To vote using your smartphone, please scan this QR Code:
To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this VIF.
MAIL, FAX or EMAIL
Complete and return your signed proxy in the envelope provided or send to:
AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1
You may alternatively fax your VIF to 1-866-781-3111 (toll free in Canada and the United States) or +1-416-368-2502 or scan and email it to proxyvote@astfinancial.com.
Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this voting instruction form.